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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*



                                    CASTELLE
                         ------------------------------
                                (Name of Issuer)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)



                                   147905-10-3
                         ------------------------------
                                 (CUSIP Number)



                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]        Rule 13d-1(b)

                [ ]        Rule 13d-1(c)

                [X]        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 147905-10-3                 13G                      PAGE 2 OF 5 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

        DONALD L. RICH
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)     [ ]
        (b)     [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                  5     SOLE VOTING POWER

                                        424,999(1)
                                 -----------------------------------------------
           NUMBER OF              6     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                   0
           OWNED BY              -----------------------------------------------
             EACH                 7     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                      424,999(1)
             WITH:               -----------------------------------------------
                                  8     SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        424,999(1)
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        8.96%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
(1) Includes 424,999 shares issuable upon the exercise of stock options that are exercisable within 60 days of December 31, 2000.



                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.

        (a)     Name of Issuer     CASTELLE

        (b)     Address of Issuer's Principal Executive Offices
                3255-3 SCOTT BOULEVARD
                SANTA CLARA, CA 95054

ITEM 2.

        (a)     Name of Person Filing         DONALD L. RICH

        (b) Address of Principal Business Office or, if none, Residence 3255-3 SCOTT BOULEVARD, SANTA CLARA, CA 95054

        (c)     Citizenship                   USA

        (d)     Title of Class of Securities  COMMON STOCK

        (e)     CUSIP Number                  147905103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or Dealer registered under Section 15 of the Act (15
                    U.S.C. 78o);

        (b)     [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c);

        (c)     [ ] Insurance company as defined in section 3(a)19) of the Act
                    (15 U.S.C. 78c);

        (d)     [ ] An investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e)     [ ] An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

        (g)     [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)     [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)     [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

        NOT APPLICABLE

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount Beneficially Owned:   424,999*

        (b)     Percent of Class:       8.96%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote:
                        424,999*

                (ii)    Shared power to vote or to direct the vote:
                        0

                (iii)   Sole power to dispose or to direct the disposition of:
                        424,999*

                (iv)    Shared power to dispose or to direct the disposition of:
                        0

* Includes 424,999 shares issuable upon the exercise of stock options that are exercisable within 60 days of December 31, 2000.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

        NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

        NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        If a group has filed this schedule pursuant to Section
240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

        NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP

        Notice of a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

        NOT APPLICABLE

ITEM 10. CERTIFICATION

        NOT APPLICABLE

                                   [SIGNATURE]

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 13 , 2001
                                        ----------------------------------------
                                                         Date

                                                  /s/ Donald L. Rich
                                        ----------------------------------------
                                                       Signature

                                                    Donald L. Rich
                                        ----------------------------------------
                                                      Name/Title